BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces Record 2nd Quarter Financial Results

CALGARY, ALBERTA, (August 13, 2002) - BlackRock Ventures Inc. (TSX:BVI) announced today record financial results for the second quarter of 2002 and for the first half of the year.

Significantly higher production volumes and narrow heavy oil differentials resulted in BlackRock achieving record cash flow and earnings for the three months ended June 30, 2002. John Festival, President of BlackRock, indicated that "increased production volumes as a result of successful drilling activities at Seal in the first quarter, combined with attractive heavy oil prices, have allowed us to achieve strong financial results for the second quarter. We are currently cash-flowing in excess of $1 million per month which will help fund our exciting development program at Seal."

Highlights of activities during the three months ended June 30, 2002 were:

- Increased oil production to 3,532 barrels of oil per day, a 10% increase from the 1st quarter of 2002.
- Achieved record cash flow of $3.3 million, or $0.05 per share.
- Net earnings of $1.2 million or $0.02 per share
- Filed development application with the EUB for the Seal area and drilled six successful heavy oil wells in the Lloydminster area.

HIGHLIGHTS

	Three Months Ended June 30,				Six Months Ended June 30,			
		2002		2001		2002		2001
Financial (in $000's, except per share amounts)								
Revenue (1)	$	6,537	$	3,352	$	11,206	$	6,965
Cash flow	$	3,341	$	1,570	$	5,397	$	2,736
Per share	$	0.05	$	0.03	$	0.09	$	0.05
Net Earnings	$	1,185	$	262	$	1,596	$	185
Per share	$	0.02	$	0.00	$	0.03	$	0.00
Capital expenditures	$	3,088	$	2,856	$	5,694	$	3,811
Working capital	$	18,354	$	3,453	$	18,354	$	3,453
Common shares outstanding (000's)		67,049		54,089		67,049		54,089
Operating								
Sales (boe/day)								
Conventional properties		3,074		2,588		2,868		2,686
Hilda Lake		458		527		503		491

dlw 9/5

		3,532		3,115		3,371		3,177
Average prices ($/bbl)								
Conventional properties	$	23.37	$	14.23	$	21.59	$	14.32
Hilda Lake	$	21.31	$	15.83	$	18.99	$	14.40

(1) the net revenues from the Hilda Lake SAGD pilot are being capitalized and recorded as a reduction in the capital costs of the project until commercial production is achieved.

Operations Review

Seal

At Seal, no new drilling activity occurred during the second quarter. Efforts were concentrated on the preparation of a down-spacing application which will allow BlackRock to commence full development of the project. The application was recently filed with the Alberta Energy and Utilities Board (EUB) and we anticipate approval of the application sometime in the fourth quarter this year. The current development plan includes up to 110 development drilling locations. In addition, work is continuing on size and route selection for a pipeline from the Seal area connecting to the existing Rainbow Pipeline system. This connecting pipeline would be 25 to 40 miles in length, and once constructed, would substantially reduce transportation costs.

BlackRock has only evaluated 8,000 of its 40,000 net acres in the area. BlackRock has identified three additional prospects on its existing Seal acreage. One of these prospects, referred to as the Northern Block, will be tested this summer and we plan to drill on the other two prospects next winter. BlackRock has also acquired, by farm-in, a new prospect in the Seal area. BlackRock has farmed-in on an additional 17 sections of land and plans to drill a well next winter on this farm-in.

Average production from the Seal area was 908 barrels of oil per day (net to BlackRock) during the second quarter of 2002 compared with two barrels of oil per day in 2001. In 2002 BlackRock was able to produce through spring break-up due to the construction of permanent roads last winter.

Hilda Lake SAGD Pilot

At Hilda Lake, during the second quarter, BlackRock acquired the remaining 25% interest in the SAGD project from its joint interest partner. BlackRock now owns and operates 100% of the project. The cost to acquire this interest was $600,000 cash plus the extinguishment of a payout balance which would have resulted in a payment due to BlackRock upon commencement of commercial development of approximately $5 million.

The commercial development application filed with the EUB last year is progressing and we anticipate approval of the project in the next six to nine months. The Hilda Lake commercial project is expected to recover over 190 million barrels of heavy oil over a 25 year project life. The pilot continues to operate at production rates of 500 – 550 barrels of oil per day. Production rates are restricted due to limited steam generation capacity for the pilot.

Lloydminster

At Lloydminster, BlackRock drilled six wells (4.5 net) in the area during the second quarter. All of the wells were completed as successful heavy oil wells. We are planning to drill eight additional wells in the area during the third quarter.

Production at Lloydminster was 2,166 barrels of oil per day in the second quarter of 2002. This was down from 2,586 barrels of oil per day for the same period in 2001. The drop in production is due to minimal

drilling activity last year due to low heavy oil prices.

Production

Oil production for the three months ended June, 2002 was 3,532 barrels per day, compared with 3,115 barrels per day for the same period in 2001. Second quarter production was up 10% from the first quarter, due primarily to the new wells drilled at Seal during the first quarter. Current production is approximately 3,800 barrels of oil per day.

Average Daily Production (bbls/d)	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Seal	908	2	809	55
Lloydminster	2,166	2,586	2,059	2,631
	3,074	2,588	2,868	2,686
Hilda Lake	458	527	503	491
	3,532	3,115	3,371	3,177

Management's Discussion and Analysis of Financial Results

Management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim financial statements for the six months ended June 30, 2002 and the audited financial statements and MD&A for the year ended December 31, 2001.

Crude oil prices continued to improve during the second quarter of 2002, due, principally, to the continuation of production quotas by OPEC and certain non-OPEC oil producing countries. In the second quarter of 2002, crude oil prices (WTI) averaged US$26.25 per barrel, 6% lower than crude prices for the same quarter in 2001. However, prices in the second quarter were significantly higher than the US$21.64 per barrel average for the first quarter of the year. Heavy oil differentials continued to narrow in 2002. During the second quarter, the Bow River heavy oil differential averaged US$5.41, a 50% improvement from the US$10.86 average for the second quarter of 2001. Year to date, WTI crude prices have averaged US$23.95 (2001 – US$28.34) and the heavy oil differential was US$5.31 (2001 – US$11.33). Heavy oil prices are typically higher in the summer months due to increased demand for road paving.

Results of Operations

Gross revenues for the three months ended June 30, 2002 increased 95% to $6.5 million from $3.4 million for the same period in 2001. The increased revenue was due to a 64% increase in wellhead prices received during the quarter and a 19% increase in crude oil production volumes. BlackRock's wellhead price averaged $23.37 per barrel in the second quarter of 2002 compared to $14.23 for the second quarter of 2001. Crude oil production from BlackRock's conventional heavy oil properties was 3,074 barrels of oil per day for the three months ended June 30, 2002 compared with 2,588 barrels of oil per day for the same period in 2001. The increase in production is due to drilling activity at Seal during the first three months of the year. In addition, certain wells in the Lloydminster area that were shut-in last fall due to low oil prices were brought back on production, which contributed to the production increase for the quarter. For the six months ended June 30, 2002, production revenues rose to $11.2 million, a 61% increase from 2001.

Royalties have increased to $1.1 million, or 17% of revenues, from $0.3 million, or 8% of revenues. The higher royalty rate is due to higher oil prices. The Department of Energy recently approved the 1% oil sands royalty rate for the Seal area. As a result, included in the second quarter was a refund of $0.3 million of royalties previously paid on sales from the Seal wells. Future production from the Seal area will be subject to the 1% royalty rate.

Operating costs increased to $1.7 million in the second quarter of 2002 from $1.1 million in 2001. On a per barrel basis, operating costs were $6.14 compared with $4.68 in 2001. The increase in operating costs reflects higher production levels in 2002. The higher per barrel costs are due to bringing back into production various higher cost wells, which were shut-in last year due to low oil prices. For the first half of 2002, operating costs were $5.68 per barrel compared to $5.51 per barrel for the first half of 2001.

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Netbacks ($/boe)				
Revenue	23.37	14.23	21.59	14.32
Royalties	4.00	1.09	3.70	1.43
Operating costs	6.14	4.68	5.68	5.51
Field netback	13.23	8.46	12.21	7.38

General and administrative costs were $0.3 million for the three months ended June 30, 2002, slightly lower than the same period last year. The decrease is due to overhead recoveries from drilling activities. For the first half of 2002, general and administrative costs were $0.7 million, the same as last year. On a per barrel basis, costs were $1.41 in 2002 compared to $1.47 in 2001.

Current tax expenses were $0.3 million during the first six months of 2002. This is comprised of $47,000 of federal Large Corporation Tax and $300,000 of the Saskatchewan Resource Surcharge. The Company does not expect to pay income taxes in 2002.

Cash flow from operations increased 113% to $3.3 million, or $0.05 per share, in the second quarter of 2002 compared to $1.6 million for the same period in 2001. The increase is due to improved crude oil prices, continued narrow heavy oil differentials, and higher production levels. For the first six months of 2002, cash flow from operations increased 97% from 2001, to $5.4 million. Net income for the first half of 2002 was $1.6 million, or $0.03 per share, compared with earnings of $0.2 million in 2001.

The revenues and expenses from BlackRock's Hilda Lake SAGD pilot project are being capitalized until the project reaches the commercial production stage. During the second quarter of 2002, the project sold an average of 458 barrels of oil per day, generating net operating revenues of $0.4 million (2001 - $137,000). For the three months ended June 30, 2002, wellhead prices at Hilda Lake averaged $21.31 per barrel, compared to $15.83 per barrel for the same period in 2001.

Liquidity and Capital Resources

Capital expenditures were $5.7 million in the first six months of 2002 compared with $3.8 million in the first half of 2001. A total of 11 wells (7 net) were drilled in the first half of the year, five wells in the Seal area, in northern Alberta and six wells at Lloydminster, Saskatchewan. The capital program was financed from cash flow and existing working capital resulting from an $18 million equity financing in March. During 2002, the

Company also issued 847,334 common shares as a result of the exercise of stock options, generating funds of $0.7 million.

As at June 30, 2002, BlackRock had working capital of $18 million and no long term debt.

Outlook

If OPEC countries maintain their production quotas, and with the current instability in the Middle East, oil prices are expected to remain strong during the third quarter. Market indications are that the heavy oil differential should continue to be narrow in the third quarter and will likely widen in the fourth quarter when demand for heavy oil softens as paving season concludes. Operationally, during the third quarter, activities at Seal will focus on testing the Northern Block prospect and improving area infrastructure while we wait for regulatory approval to begin development. At Lloydminster, BlackRock plans to drill up to 8 wells in the third quarter. The Company expects its capital expenditure budget for the year to remain in the range of $12 million which will result in the Company continuing to be debt free.

John Festival
President

This document contains forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties and other factors that could influence actual results are described in documents filed with regulatory authorities.

BLACKROCK VENTURES INC.

Balance Sheets, as at
(unaudited)

(Cdn $ in thousands)		June 30, 2002		December 31, 2001
Assets				
Current assets				
Cash and term deposits	$	19,092	$	1,693
Accounts receivable		3,474		1,132
Prepaid expenses		71		118
		22,637		2,943
Oil and gas properties (note 3)		47,081		43,823
Other assets		62		70
	$	69,780	$	46,836
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accruals	$	4,283	$	1,781
Provision for site restoration		816		618
Future income taxes		5,806		5,188
		10,905		7,587
Shareholders' equity				
Common shares		67,976		49,946
Deficit		(9,101)		(10,697)
		58,875		39,249
	$	69,780	$	46,836

BLACKROCK VENTURES INC.

STATEMENTS OF OPERATIONS

(unaudited)

(Cdn $ in thousands, except per share amounts)	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Revenues				
Oil and gas	$ 6,537	$ 3,352	$ 11,206	$ 6,965
Royalties	(1,118)	(257)	(1,918)	(693)
	5,419	3,095	9,288	6,272
Operating Expenses				
Production	1,719	1,103	2,950	2,681
General and administrative	266	333	730	713
Depletion and depreciation	1,367	1,156	2,645	2,351
	3,352	2,592	6,325	5,745
Income before undernoted	2,067	503	2,963	527
Other income				
Interest income	108	41	136	128
Earnings before taxes	2,175	544	3,099	655
Provision for income taxes				
Current taxes	201	130	347	270
Future income taxes	789	152	1,156	200
	990	282	1,503	470
Net earnings for the period	$ 1,185	$ 262	$ 1,596	$ 185
Earnings per share (note 5)				
Basic	$ 0.02	$ 0.00	$ 0.03	$ 0.00
Diluted	$ 0.01	$ 0.00	$ 0.02	$ 0.00

BLACKROCK VENTURES INC.
STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
(Cdn $ in thousands, except per share amounts)	2002	2001	2002	2001
Cash provided by (used in):				
Operating Activities				
Net earnings for the period	$ 1,185	$ 262	$ 1,596	$ 185
Non-cash charges to earnings				
Depletion and depreciation	1,367	1,156	2,645	2,351
Future income taxes	789	152	1,156	200
Cash flow from operations	3,341	1,570	5,397	2,736
Net change in non-cash working capital	(284)	(560)	(1,853)	(712)
	3,057	1,010	3,544	2,024
Investment Activities				
Additions to oil and gas properties	(3,088)	(2,856)	(5,694)	(3,811)
Sale of oil and gas properties	-	1,341	-	1,341
Other assets	(4)	-	(4)	(11)
Net change in non-cash working capital	78	490	2,061	(6,537)
	(3,014)	(1,025)	(3,637)	(9,018)
Financing Activities				
Net proceeds on issue of common shares	167	92	17,492	96
	167	92	17,492	96
Increase (decrease) in cash	210	77	17,399	(6,898)
Cash and short-term deposits, beginning of period	18,882	3,759	1,693	10,734
Cash and short-term deposits, end of period	$ 19,092	$ 3,836	$ 19,092	$ 3,836
Cash flow from operations per share				
Basic	$ 0.05	$ 0.03	$ 0.09	$ 0.05
Diluted	$ 0.05	$ 0.03	$ 0.08	$ 0.05
Supplemental disclosure:				
Cash interest received	$ 105	$ 41	$ 121	$ 128
Cash taxes paid (capital tax and large corporation tax)	$ 156	$ 130	$ 302	$ 270

BLACKROCK VENTURES INC.

STATEMENTS OF DEFICIT

(unaudited)

	Three months ended June 30,		Six months ended June 30,	
(Cdn $ in thousands)	2002	2001	2002	2001
Deficit, beginning of period	$ (10,286)	$ (11,331)	$ (10,697)	$ (11,254)
Net earnings for the period	1,185	262	1,596	185
Deficit, end of period	$ (9,101)	$(11,069)	$ (9,101)	$ (11,069)

1. **Basis of presentation**

The accompanying financial statements have been prepared without audit. All material adjustments, consisting only of items of a normal or recurring nature, which, in the opinion of management, were necessary for a fair presentation of the results for the interim periods have been made. These interim financial statements have been prepared following the same accounting policies and methods used in the financial statements for the year ended December 31, 2001. These financial statements should be read in conjunction with the audited financial statements included in the Company's 2001 annual report.

2. **Nature of operations**

The Company's principal business is the acquisition, exploration, development and production from heavy oil properties in Canada. These activities include the construction and operation of a pilot plant on its Hilda Lake Alberta property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production.

The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest. All revenue and expenses from the Hilda Lake project are being capitalized until the project reaches the commercial production stage.

3. **Oil and Gas Properties**

(Cdn $ in thousands)		June 30, 2002		December 31, 2001
Petroleum and natural gas interests	$	40,688	$	34,971
Accumulated depletion and depreciation		(9,032)		(6,595)
		31,656		28,376
Hilda Lake SAGD project		15,425		15,447
	$	47,081	$	43,823

During the six months ended June 30, 2002, the Company capitalized $386,000 (2001 – $284,000) of general and administrative costs related to exploration and development activity.

At June 30, 2002, the depletion and depreciation calculation excluded unproved properties (principally undeveloped land and the Hilda Lake SAGD project) of $20,897,000 (2001 - $20,411,000).

4. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

(Cdn $ in thousands)	Number of Shares		Amount
Common shares			
Balance December 31, 2001	54,201,304	$	49,946
Issued for cash	12,000,000		18,000
Issue costs, net of tax benefits			(665)
Stock options exercised	847,334		695
Balance June 30, 2002	67,048,638	$	67,976

(c) Stock Based Compensation:

The Company does not recognize compensation expense for stock options granted to employees and directors. Effective January 1, 2002, companies electing not to recognize the fair value of stock options granted to employees and directors are required to make pro forma disclosures of net income and earnings per share as if the fair value method had been applied. During the six months ended June 30, 2002, the Company issued 315,000 stock options to employees. If the Company had applied the fair value method to all stock options granted in 2002, net earnings and earnings per share would have been adjusted to the following proforma amounts:

(Cdn $ in thousands, except per share amounts)		Amount
Net earnings for the period, as reported	$	1,596
Net earnings for the period, proforma		1,558
Earnings per share, as reported		0.03
Earnings per share, proforma	$	0.03

The following table sets out the assumptions used in applying the Black-Scholes model:

Fair value of options granted	378,000
Risk-fee interest rate	5.15%
Expected life (in years)	5
Expected volatility	0.65
Dividends per share	-

On July 15, 2002, the Company issued two million stock options to the officers of the Company. The Company presently does not have a sufficient number of Common Shares available and reserved for issuance pursuant to the exercise of options under the Corporation's Stock Option Plan, and the granting of such options will be conditional on the Corporation obtaining the approval of shareholders of the Corporation at the next annual meeting of shareholders to increase the maximum number of Common Shares issuable under the Stock Option Plan.

5. Earnings Per Share

(Cdn $ in thousands)		2002		2001
Net earnings	$	1,596	$	185
Weighted average number of shares outstanding		62,784,593		53,995,971
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options		2,331,341		1,499,189
Basic earnings per share	$	0.03	$	0.00
Diluted earnings per share	$	0.02	$	0.00

6. Financial instruments

Periodically, the Company will enter into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. As of June 30, 2002, none of the Company's future production was hedged.

For further information, please contact:
John Festival
President
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI), visit our website, www.blackrock-ven.com

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